SECURITII  ;ION

09040229

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49764

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ECHOtrade, LLC

OFFICIAL USE
ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Boulevard, Suite 3100
(No. and Street)

Chicago   **Illinois**   **60605**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Reeb   **(312) 260-5235**
                                                 (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   [X] Certified Public Accountant
   [ ] Public Accountant
   [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____**Andy Reeb**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____**ECHOtrade, LLC**____, as of __**December 31, 2008**__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____**NONE**_____

_____

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♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦
♦  "OFFICIAL SEAL"      ♦
♦  ALAN R. JURASKA      ♦
♦  Notary Public, State of Illinois  ♦
♦  My Commission Expires 08/20/12  ♦
♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦♦
```

_____
    Signature

_____
    CFO
    Title

_____
    Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Accounting Control.
[X] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

** **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

ECHOtrade, LLC

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2008

ASSETS

Cash	$	284,859
Receivable from broker-dealer		19,120,453
Securities owned, at market value		48,881,715
Furniture and equipment, (less accumulated depreciation of $215,026)		126,876
Other assets		67,427
	$	68,481,330

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Securities sold, not yet purchased, at market value		25,510,192
Accounts payable and accrued expenses		1,646,238
		27,156,430
Members' equity		41,324,900
	$	68,481,330

See accompanying notes.